RECEIVED
2004 MAY 26 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Grupo Dataflux, S.A. de C.V.

Date: May 19th, 2004

04030457

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

SUPPL

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

PROCESSED
MAY 27 2004
THOMSON
FINANCIAL

dlw 5/27

todito.com

TODITO.COM ANNOUNCES EBITDA OF US$ 1.3 MILLION IN 1Q04 FROM US$ 4.6 MILLION IN SALES

--Todito Card Sales of US$ 2.3 million, up 90% vs. 1Q03--
--Total Sales Up 38% vs. 1Q03--
--EBITDA up 6% vs. 1Q03--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico, May 19, 2004. Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for 1Q04.

"Our first quarter was a good start for the year with an important increase in sales," commented **Todito Founder and Chairman, Guillermo Salinas Pliego.** "We are confident that 2004 is going to be an extraordinary year, especially for our pre-paid services business."

1Q04 Financial Results

	1Q04 (thousands)		% Change	1Q03 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	51,977	4,662	+ 33%	39,224	3,518
Total Sales***	55,564	4,983	+ 38%	40,207	3,606
Operating Costs + Expenses					
Cash Operating Costs + Expenses	36,893	3,291	+ 48%	24,853	2,229
Total Operating Costs + Expenses	40,280	3,613	+ 56%	25,836	2,317
EBITDA	15,284	1,371	+ 6%	14,371	1,289

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of March 31, 2004.
** Conversion based on the exchange rate in effect as of March 31, 2004 of 11.15 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid service card (Todito Card), as well as revenue from the online sales of other content and services.

Todito's Total Sales for 1Q04 increased 38% to Ps. 55.6 million (US$ 4.9 million) from Ps. 40.2 million (US$ 3.6 million) in 1Q03. Cash Sales increased 33% to Ps. 51.9 million (US$ 4.6 million), representing 98% of Total Sales.

Total Operating Costs and Expenses were Ps. 40.2 million (US$ 3.6 million), of which 91% -- Ps. 36.7 million (US$ 3.2 million) -- were cash. Cash Operating Costs and Expenses increased 48% due principally to increased Todito Card sales and online advertising sales.

As a result, Todito's EBITDA for 1Q04 increased 6% to Ps. 15.2 million (US$ 1.3 million), compared to Ps.14.3 million (US$ 1.2 million) in 1Q03.

"This quarter we experienced strong growth in sales, especially in our pre-paid services unit," stated **Ruben Jordan, Todito's Chief Financial Officer.** "We do not expect a material increase in our operating expenses during 2004 and we expect to expand our gross and operating margins during the course of the year."

Todito Card Sales Up 90% vs. 1Q03

"We are selling more and more units of Todito Card in Mexico and the U.S. due to increased demand, a larger active user base and additional services for which Todito Card is now a form of payment," said **Eugenio Laris, Todito's Sales Director of Pre-paid Services.** "Our challenge in Mexico is to improve our marketing and in the U.S. to increase our distribution."

Todito Card can now be used to pre-pay for dial- up Internet access in Mexico and the U.S., as well as to place long-distance phone calls from Mexico and the U.S. Todito Card will be available to pre-pay additional services and to purchase online content in the coming months.

Active users of Todito Card's dial-up internet connection service grew 110% to 401,000 in 1Q04 from 191,000 in 1Q03. Todito Card points of sale in Mexico and the U.S. surpassed 25,000 in 1Q04, compared to 8,000 in 1Q03.

Todito Online Advertising Sales Up 13% vs. 1Q03

Todito's advertising sales increased 13% to Ps. 29.5 million (US$ 2.6 million) in 1Q04, from Ps. 26 million (US$ 2.3 million) in same period 2003.

"We continue to monetize our large and growing audience better than any other Internet company in Latin America thanks to our relationship with TV Azteca," commented **Adrián González, Todito's Chief Operating Officer.** "During 2004 our challenge is to continue to improve our content and services, grow our online audience and consolidate a completely independent Todito sales force for online advertising in anticipation of the expiration of our sales support agreement with TV Azteca in 2005."

Todito's unique daily visitors increased 35% compared with 1Q03, while daily pages views grew 30% in the same period.

"Todito's growth in Mexico and the U.S. has been satisfactory, with regard to our audience, advertising sales and pre-paid services," commented **Tim Parsa, Todito's CEO.** "Nonetheless we expect greater cash flow growth in the coming quarters of 2004 as our investments in new business units, including Long Distance and our U.S. operations, gain traction and really pay off."

With exception to the historical information, the concepts discussed in this official notice are concepts on the future that involve risks and uncertainty that can cause that the results differ substantially from the projected ones. The declarations are based on the present expectations of the administration and are subject to uncertainties and variations in the circumstances.

Grupo Dataflux, S.A. de C.V.

Date: May 19th, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

todito.com

TODITO.COM ANNOUNCES EBITDA OF US$ 1.3 MILLION IN 1Q04 FROM US$ 4.6 MILLION IN SALES

--Todito Card Sales of US$ 2.3 million, up 90% vs. 1Q03--
--Total Sales Up 38% vs. 1Q03--
--EBITDA up 6% vs. 1Q03--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico, May 19, 2004. Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for 1Q04.

"Our first quarter was a good start for the year with an important increase in sales," commented **Todito Founder and Chairman, Guillermo Salinas Pliego.** "We are confident that 2004 is going to be an extraordinary year, especially for our pre-paid services business."

1Q04 Financial Results

	1Q04 (thousands)		% Change	1Q03 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	51,977	4,662	+ 33%	39,224	3,518
Total Sales***	55,564	4,983	+ 38%	40,207	3,606
Operating Costs + Expenses					
Cash Operating Costs + Expenses	36,693	3,291	+ 48%	24,853	2,229
Total Operating Costs + Expenses	40,280	3,613	+ 56%	25,836	2,317
EBITDA	15,284	1,371	+ 6%	14,371	1,289

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of March 31, 2004.
** Conversion based on the exchange rate in effect as of March 31, 2004 of 11.15 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid service card (Todito Card), as well as revenue from the online sales of other content and services.

Todito's Total Sales for 1Q04 increased 38% to Ps. 55.6 million (US$ 4.9 million) from Ps. 40.2 million (US$ 3.6 million) in 1Q03. Cash Sales increased 33% to Ps. 51.9 million (US$ 4.6 million), representing 98% of Total Sales.

Total Operating Costs and Expenses were Ps. 40.2 million (US$ 3.6 million), of which 91% -- Ps. 36.7 million (US$ 3.2 million) -- were cash. Cash Operating Costs and Expenses increased 48% due principally to increased Todito Card sales and online advertising sales.

As a result, Todito's EBITDA for 1Q04 increased 6% to Ps. 15.2 million (US$ 1.3 million), compared to Ps.14.3 million (US$ 1.2 million) in 1Q03.

"This quarter we experienced strong growth in sales, especially in our pre-paid services unit," stated **Ruben Jordan, Todito's Chief Financial Officer.** "We do not expect a material increase in our operating expenses during 2004 and we expect to expand our gross and operating margins during the course of the year."

Todito Card Sales Up 90% vs. 1Q03

"We are selling more and more units of Todito Card in Mexico and the U.S. due to increased demand, a larger active user base and additional services for which Todito Card is now a form of payment," said **Eugenio Laris, Todito's Sales Director of Pre-paid Services.** "Our challenge in Mexico is to improve our marketing and in the U.S. to increase our distribution."

Todito Card can now be used to pre-pay for dial- up Internet access in Mexico and the U.S., as well as to place long-distance phone calls from Mexico and the U.S. Todito Card will be available to pre-pay additional services and to purchase online content in the coming months.

Active users of Todito Card's dial-up internet connection service grew 110% to 401,000 in 1Q04 from 191,000 in 1Q03. Todito Card points of sale in Mexico and the U.S. surpassed 25,000 in 1Q04, compared to 8,000 in 1Q03.

Todito Online Advertising Sales Up 13% vs. 1Q03

Todito's advertising sales increased 13% to Ps. 29.5 million (US$ 2.6 million) in 1Q04, from Ps. 26 million (US$ 2.3 million) in same period 2003.

"We continue to monetize our large and growing audience better than any other Internet company in Latin America thanks to our relationship with TV Azteca," commented **Adrián González, Todito's Chief Operating Officer.** "During 2004 our challenge is to continue to improve our content and services, grow our online audience and consolidate a completely independent Todito sales force for online advertising in anticipation of the expiration of our sales support agreement with TV Azteca in 2005."

Todito's unique daily visitors increased 35% compared with 1Q03, while daily pages views [illegible]

"Todito's growth in Mexico and the U.S. has been satisfactory, with regard to our audience, advertising sales and pre-paid services," commented **Tim Parsa, Todito's CEO.** "Nonetheless we expect greater cash flow growth in the coming quarters of 2004 as our investments in new business units, including Long Distance and our U.S. operations, gain traction and really pay off."

With exception to the historical information, the concepts discussed in this official notice are concepts on the future that involve risks and uncertainty that can cause that the results differ substantially from the projected ones. The declarations are based on the present expectations of the administration and are subject to uncertainties and variations in the circumstances.

Company Profile

Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, is jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTCA).

INVESTORS INQUIRIES

Ruben Jordan
Finance Director
Todito.com, S.A. de C.V.
rjordan@toditocorp.com
Tel: 5281.8221.2031
Fax: 5281.8221.2091

PRESS INQUIRIES

Tristan Canales
Corporate Communications Director
TV Azteca, S.A. de C.V.
tcanales@tvazteca.com.mx
Tel: 5255.3099.1441
Fax 5255.3099.1464

Visit Us:

www.todito.com

www.toditocard.com

www.toditoshop.com

www.digicentrotodito.com

TODITO.COM S.A. DE C.V.
INCOME STATEMENT (Not Audited)
(Thousands of Mexican Pesos of March 31, 2004 Purchasing Power)

	Pesos (Thousands)		Dollars (Thousands) *				Change	
	1 Q 2004	1 Q 2003	1 Q 2004	%	1 Q 2003	%	Dlls	%
Sales:								
Advertising	29,462	25,977	2,642	53%	2,330	65%	313	13%
Pre-Paid Services	25,951	13,676	2,327	47%	1,227	34%	1,101	90%
Other	151	554	14	0%	50	1%	(36)	-73%
Total Sales	55,564	40,207	4,983	100%	3,606	100%	1,377	38%
Cost of Sales	20,543	11,382	1,842	37%	1,021	28%	822	80%
Gross Profit	35,021	28,825	3,141	63%	2,585	72%	556	21%
Operating Expense	19,738	14,454	1,770	36%	1,296	36%	474	37%
EBITDA	15,283	14,371	1,371	28%	1,289	36%	82	6%
Depreciation and Amortization	3,801	3,923	341	7%	352	10%	(11)	-3%
TV Azteca Service Contract Amortization	57,281	48,900	5,137	103%	4,386	122%	752	17%
Interest Expense	473	730	42	1%	65	2%	(23)	-35%
Other Income (Expense)	(2,235)	-	(200)	-4%	-	0%	(200)	N / A
Exchange Gain (Loss) - Net	154	(1,025)	14	0%	(92)	-3%	106	-115%
Gain (Loss) on Monetary Position	(474)	(1,033)	(43)	-1%	(93)	-3%	50	-54%
[illegible]	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
Net Income (Loss)	(48,952)	(41,240)	(4,390)	-88%	(3,699)	-103%	(692)	19%

* The U.S. Dollar figures are translated at the exchange rate of Ps. 11.15 per U.S. Dollar

TODITO.COM S.A. DE C.V.
BALANCE SHEET
(Not Audited)

(Thousands of Mexican Pesos of March 31, 2004 Purchasing Power)

ASSETS	Pesos (Thousands) At March 31		Dollars (Thousands) * At March 31		Change	
	2004	2003	2004	2003	Dlls	%
Cash and Cash Equivalents	5,821	8,032	522	720	(198)	-28%
Tax Receivable	-	10,869	-	975	(975)	-100%
Other Current Assets	54,096	69,303	4,852	6,216	(1,364)	-22%
Total Current Assets	59,917	88,204	5,374	7,911	(2,537)	-32%
TV Azteca - Long Term	193,844		17,385	-	17,385	N / A
Fixed Assets	14,935	22,387	1,339	2,008	(668)	-33%
Deferred Assets	360,009	564,588	32,288	50,636	(18,348)	-36%
TOTAL ASSETS	628,705	675,179	56,385	60,553	(4,168)	-7%
LIABILITIES						
Current Liabilities	2,318	2,022	208	181	27	15%
Compaq - Short Term	8,250	12,763	740	1,145	(405)	-35%
Income Tax Payable	12,336	-	1,106	-	1,106	N / A
Others Short Terms	32,318	16,875	2,898	1,513	1,385	92%
Total Current Liabilities	55,222	31,660	4,953	2,839	2,113	74%
Compaq - Long Term	-	8,301	-	744	(744)	-100%
Dell - Long Term	2	-	0	-	0	
Investments in affiliated companies	332	611	30	55	(25)	-46%
Advertising Advances - Long Term	185,938		16,676	-	16,676	N / A
TOTAL LIABILITIES	241,494	40,572	21,659	3,639	18,020	495%
TOTAL STOCKHOLDERS' EQUITY	387,211	634,607	34,727	56,915	(22,188)	-39%
TOTAL LIABILITIES AND EQUITY	628,705	675,179	56,385	60,553	(4,168)	-7%

* The U.S. Dollar figures are translated at the exchange rate of Ps. 11.15 per U.S. Dollar